

August 3, 2018

Peter Dunn
President and Chief Executive Officer
Empire Post Media, Inc.
21555 Burbank Blvd., Unit 45
Woodland Hills, CA 91367

Re: Empire Post Media, Inc.
     Registration Statement on Form 10
     Filed July 10, 2018
     File No. 000-55962

Dear Mr. Dunn:

We have reviewed your filing and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to these comments within ten business days by providing the requested information or advise us as soon as possible when you will respond. If you do not believe our comments apply to your facts and circumstances, please tell us why in your response.

After reviewing your response and any amendment you may file in response to these comments, we may have additional comments.

Form 10 Registration Statement

General

1.   Please be advised that your registration statement will automatically become effective 60 days after filing. Upon effectiveness, you will become subject to the reporting requirements of the Securities Exchange Act of 1934.

Risk Factors
We have incurred significant losses and anticipated future losses, page 6

2.   Please briefly explain how your accumulated deficit was reduced from $212,000 on November 30, 2017 to $160,000 on May 31, 2018, and how your stockholders' deficit was reduced from $78,203 to $5,175 during this same period.

We believe that our existing liabilities outstanding do to the age of such liabilities have become statute barred, page 6

3.   Please provide support for your belief that on May 31, 2018 all of your liabilities that had been outstanding as of that date became statute barred under State law, and disclose the amount of such liabilities that you consider no longer outstanding.

Plan of Operations, page 10

4.   We note you disclose that "if the Company continues to grow" the principal shareholder would favorably entertain funding corporate expenses for approximately 24 months. Please clarify that you have not experienced any recent growth, and explain what it means that Mr. Dunn would "favorably entertain" funding your expenses.

5.   We note your disclosure that you may consider a developing company in need of additional funds or an established business in need of additional capital. Please clarify how you expect to provide such needed funds or capital given that you currently have no assets or revenues.

Form of Potential Acquisition or Merger, page 12

6.   We note your disclosure that management may actively negotiate or otherwise consent to the purchase of any portion of their common stock as a condition to, or in connection with, a proposed merger or acquisition. Please disclose whether the payment of compensation to any director, officer, or promoter could be a condition to which a target company must agree.

Changes in and Disagreements with Independent Registered Public Accounting Firm on Accounting and Financial Disclosure, page 18

7.   Please reconcile the disclosure that on June 9, 2018, you appointed Michael Gillespie & Associates, PLLC as your new independent auditors, with the disclosure at the bottom of their independent auditor's report on page F-2 that they have served as the Company's auditor since 2017.

Report of Independent Registered Public Accounting Firm, page F-2

8.   Please have the auditors address their audit report not only to the board of directors but also to the shareholders.

        We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

Peter Dunn
Empire Post Media, Inc.
August 3, 2018
Page 3

      You may contact Beverly Singleton at 202-551-3328 or Andrew Mew at 202-551-3377 if you have questions regarding comments on the financial statements and related matters. Please contact John Stickel at 202-551-3324 or Justin Dobbie, Legal Branch Chief, at 202-551-3469 with any other questions.

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